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                              February 17, 2023

       J. Abbott R. Cooper
       Managing Member
       Driver Management Company LLC
       1266 E. Main Street, Suite 700R
       Stamford, CT 06902

                                                        Re: AMERISERV FINANCIAL
INC /PA/
                                                            PREC14A filed
February 8, 2023
                                                            Filed by Driver
Management Company LLC et al.
                                                            File No. 000-11204

       Dear J. Abbott R. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed February 8, 2023

       Proposal 1, Election of Directors, page 17

   1. We note the following disclosure on page 19: "Mr. Rudolph's father, Bill Rudolph, has a personal line of credit
with the Company in the amount of $4 million. Mr. Rudolph's
                                                        brother-in-law, has
several commercial mortgages with the Company for the purchase of rental units." Please
provide complete disclosure with respect to each of these matters.
                                                        See Items 5(b)(1)(xi)
and 7(b) of Schedule 14A and Item 404(a) of Regulation S-K.
   2.                                                   We note that Section
2.14 of the Company's Amended and Restated Bylaws provides that
                                                           [n]o person shall be
eligible for election, re-election, appointment or re-appointment to the Board of Directors
if such person is or within the preceding five years has been a director of any other
depository institution unless such person is approved by a majority of the Board of Directors.
   We understand that on January 9, 2023, The First of Long Island
                                                        Corporation ("FLIC"),
the parent company of the First National Bank of Long Island, announced that it had
agreed to nominate Mr. Cooper for election to its board at its 2023
 J. Abbott R. Cooper
Driver Management Company LLC
February 17, 2023
Page 2
         annual meeting. With a view toward revised disclosure concerning Mr. Cooper's ability to
         "stand for election" (see page 21), please advise as to whether Mr. Cooper's election to the
         FLIC board may jeopardize his eligibility to serve on the Company's board.
Votes Required for Approval, page 25

3. We note the following disclosure: "Holders of ASRV Common Stock are entitled to cumulate their vote in the election of directors." Please provide additional detail so as to provide complete disclosure in response to Item 6(c) of Schedule 14A. Shareholder Proposals, page 28

4. In this section or elsewhere, please provide disclosure that is responsive to the requirements of Rule 14a-5(e)(3) and (4). See Item 1(c) of Schedule
14A.
General

5. Please advise as to when the Participants anticipate distributing the proxy statement.
         Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameJ. Abbott R. Cooper                           Sincerely,
Comapany NameDriver Management Company LLC
                                                                Division of
Corporation Finance
February 17, 2023 Page 2                                        Office of
Mergers and Acquisitions
FirstName LastName